Exhibit 99.2

ITW Conference Call

Second Quarter
2005

ITW
Agenda

1. **Introduction……………………..John Brooklier**

2. **Financial Overview……………...Ron Kropp**

3. **Manufacturing Segments……… John Brooklier**

4. **Forecast 2005………………….…Jon Kinney**

5. **Q & A………………....…………Group**

ITW
Forward - Looking Statements

This conference call contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding end market conditions and operating results for the third quarter and full-year 2005 and the company's earnings and acquired revenue forecasts. These statements are subject to certain risks, uncertainties, and other factors, which could cause actual results to differ materially from those anticipated. Important risks that may influence future results include (1) a downturn in the construction, automotive, general industrial, food retail and service, or real estate markets, (2) deterioration in global and domestic business and economic conditions, particularly in North America, the European Community and Australia, (3) the unfavorable impact of foreign currency fluctuations and costs of raw materials, (4) an interruption in, or reduction in, introducing new products into the Company's product lines, (5) an unfavorable environment for making acquisitions, domestic and international, including adverse accounting or regulatory requirements and market values of candidates, and (6) unfavorable tax law changes and tax authority rulings. The risks covered here are not all inclusive and given these and other possible risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

Conference Call Playback

Replay number: 203-369-1470

No pass code necessary

Telephone replay available through midnight of August 4, 2005

Webcast / PowerPoint replay available at itw.com website

ITW
Quarterly Highlights

	2004	2005	F(U) Last Year	
	Q2	Q2	Amount	%
Operating Revenues	3,002.3	3,295.6	293.3	9.8%
Operating Income	561.5	566.9	5.4	0.9%
% of Revenues	18.7%	17.2%	-1.5%	
Income From Continuing Operations				
Income Amount	360.4	373.8	13.4	3.7%
Income Per Share-Diluted	1.16	1.29	0.13	11.2%
Average Invested Capital	7,399.2	8,197.7	(798.5)	-10.8%
Return on Average Invested Capital	20.0%	18.9%	-1.1%	
Free Operating Cash Flow	327.2	429.9	102.7	31.4%

ITW
Quarterly Operating Analysis

	Revenue	Income	Margins
Base Manufacturing Business			
Operating Leverage	4.0%	8.6%	0.8%
Nonvolume-related	-	-3.8%	-0.7%
Total	4.0%	4.8%	0.1%
Acquisitions / Divestitures	4.4%	2.8%	-0.3%
Translation	2.9%	2.6%	0.0%
Impairment	-	-	-
Restructuring	-	-1.7%	-0.3%
Leasing & Investments	-1.4%	-7.6%	-1.0%
Intercompany	-0.1%	-	0.0%
Total	9.8%	0.9%	-1.5%

ITW
Leasing & Investments

	2004 Q2	2005 Q2	F(U) Last Year Amount	F(U) Last Year %
Operating Revenues	53.2	9.7	(43.5)	-81.7%
Operating Income	48.7	6.3	(42.4)	-87.0%
Operating Margins	91.5%	65.1%	-26.4%	

ITW
Non Operating & Taxes

	2004 Q2	2005 Q2	F(U) Last Year Amount	F(U) Last Year %
Operating Income	561.5	566.9	5.4	0.9%
Interest Expense	(18.9)	(27.4)	(8.5)	
Other Income	3.5	6.9	3.4	
Income From Continuing Operations-P/T	546.1	546.4	0.3	0.1%
Income Taxes	185.7	172.6	13.1	
% to Pre Tax Income	34.0%	31.6%	2.4%	
Income From Continuing Operations-A/T	360.4	373.8	13.4	3.7%

ITW
Invested Capital

	6/30/04	3/31/05	6/30/05
Trade Receivables	1,979.8	2,132.5	2,134.2
Days Sales Outstanding	59.3	62.4	58.3
Inventories	1,098.2	1,361.4	1,274.5
Months on Hand	1.7	2.0	1.8
Other Current Assets	383.5	309.4	299.7
Accounts Payable & Accruals	(1,729.9)	(1,585.3)	(1,583.6)
Operating Working Capital	1,731.6	2,218.0	2,124.8
% to Revenue(Prior 4 Qtrs.)	16%	18%	17%
Net Plant & Equipment	1,791.3	1,875.2	1,822.2
Investments, net of L&I Debt	749.5	850.3	855.4
Goodwill	2,718.2	2,848.7	2,834.8
Other, net	522.2	486.7	479.3
Invested Capital	7,512.8	8,278.9	8,116.5

ITW
Debt & Equity

	6/30/04	3/31/05	6/30/05
Total Capital			
Short Term Debt	60.0	786.0	696.8
Long Term Debt	923.5	967.9	967.2
Total Debt	983.5	1,753.9	1,664.0
Stockholders' Equity	8,210.2	7,708.7	7,427.2
Total Capital	9,193.7	9,462.6	9,091.2
Less:			
Leasing & Investments Debt	(143.7)	(130.8)	(116.0)
Cash	(1,537.2)	(1,052.9)	(858.7)
Net Debt & Equity	7,512.8	8,278.9	8,116.5
Debt to Total Capital	11%	19%	18%

ITW
Cash Flow

	2004 Q2	2005 Q2
Net Income	360.4	373.8
Adjust for Non-Cash Items	52.8	68.6
Changes in Operating Assets & Liabilities	(36.4)	55.9
Net Cash From Operating Activities	376.8	498.3
Additions to Plant & Equipment	(69.2)	(80.7)
Proceeds from Investments	19.6	12.3
Free Operating Cash Flow	327.2	429.9
Stock Repurchase	(259.1)	(383.0)
Acquisitions	(193.1)	(11.8)
Purchase of Investments	(14.0)	(2.6)
Dividends	(74.0)	(81.1)
Debt	5.2	(87.4)
Other	15.9	(58.3)
Net Cash Decrease	(191.9)	(194.3)

ITW
Return on Average Invested Capital

Current Quarter	2004 Q2	2005 Q2	F(U) Prior Yr.
Operating Income after Taxes	370.6	387.7	17.1
Operating Margins	12.3%	11.8%	-0.5%
Average Invested Capital	7,399.2	8,197.7	(798.5)
Capital Turnover	1.62	1.61	(0.01)
Return on Average Invested Capital	20.0%	18.9%	-1.1%

Year to Date	2004 Q2	2005 Q2	F(U) Prior Yr.
Operating Income after taxes	666.1	710.4	44.3
Operating Margins	11.7%	11.2%	0.5%
Average Invested Capital	7,255.2	8,133.8	(878.6)
Capital Turnover	1.57	1.57	(0.0)
Return on Average Invested Capital	18.4%	17.5%	-0.9%

ITW
Acquisitions

	2004				2005			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Annual Revenues Acquired	247	168	78	131	151	36	-	-
Purchase Price								
Cash Paid	184	193	62	149	188	12	-	-
Stock Issued	2	-	-	-	-	-	-	-
Total	186	193	62	149	188	12	-	-
Number of Acquisitions								
North America								
Engineered Products	2	1	1	1	1	1	-	-
Specialty Systems	-	1	1	1	1	-	-	-
International								
Engineered Products	5	2	-	1	-	1	-	-
Specialty Systems	3	4	1	-	1	1	-	-
Total	10	8	3	3	3	3	-	-

Key Economic Data

- **June ’05 ISM: moved up to 53.8% from 51.4% in May ’05**
- **US Industrial Production (ex. Tech.): +2.4% in May ’05 compared to +4.1% in December ’04**
- **Euro-Zone Purchasing Managers’ Index: 49.9% in May ’05 versus 51.4% in December ’04**
- **Euro-Zone Industrial Production: +1.0% in most recent reported month**

ITW
Engineered Products - North America

	2004 Q2	2005 Q2	F(U) Last Year Amount	F(U) Last Year %
Operating Revenues	862.0	971.7	109.7	12.7%
Operating Income	154.6	177.0	22.4	14.4%
Operating Margins	17.9%	18.2%	0.3%	

Engineered Products - North America
Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenue	Operating Income	Operating Margins
Base Business			
Operating Leverage	2.9%	6.7%	0.7%
Nonvolume-related	-	4.9%	0.9%
Total	2.9%	11.6%	1.6%
Acquisitions / Divestitures	9.5%	6.4%	-0.6%
Translation	0.3%	0.2%	0.0%
Impairment	-	-	-
Restructuring	-	-3.8%	-0.7%
Total	12.7%	14.4%	0.3%

Engineered Products - North America
Key Points

- **Total construction: +2% for Q2 ’05**

- **ITW construction (Paslode/Buildex/Ramset/ITW Brands) base revenues: +7% for Q2 ’05:**
  - new housing: + 2% in Q2 ’05
  - renovation: + 10% in Q2 ’05
  - commercial: +6% in Q2 ’05

- **Wilsonart (high pressure laminate): base revenues -2% in Q2 ’05**
  - basic laminate revenues flat in Q2 ’05 while flooring revenues declined 10%

Engineered Products - North America
Key Points

- **Auto base revenues: -1% for Q2 '05**
- **Big 3 build rates: -6% for Q2 '05**
  - **GM: -11%**
  - **Ford: -6%**
  - **Chrysler: +5%**
  - **Transplants: +12%**
- **Big 3 inventories: 62 days at 6-30-05**
  - **GM: 47 days**
  - **Ford: 81 days**
  - **Chrysler: 75 days**
  - **Transplants: 52 days**
- **ITW auto build forecast for 2005:**
  - **Q3: -3%**
  - **FY: -5%**
- **Industrial: base revenues +7% for Q2 '05**
  - **Top performers: Minigrip/ZipPak, Fibre Glass Evercoat, Fluid Products**

ITW
Engineered Products - International

	2004 Q2	2005 Q2	F(U) Last Year Amount	 %
Operating Revenues	652.8	708.9	56.1	8.6%
Operating Income	102.1	101.8	(0.3)	-0.3%
Operating Margins	15.6%	14.4%	-1.2%	

Engineered Products - International
Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenue	Operating Income	Operating Margins
Base Business			
Operating Leverage	-1.8%	-4.7%	-0.4%
Nonvolume-related	-	-4.9%	-0.8%
Total	-1.8%	-9.6%	-1.2%
Acquisitions / Divestitures	4.0%	4.0%	0.1%
Translation	6.4%	7.3%	0.2%
Impairment	-	-	-
Restructuring	-	-2.0%	-0.3%
Total	8.6%	-0.3%	-1.2%

Engineered Products - International
Key Points

- **Construction base revenues: flat in Q2 ’05**
  - **Europe: -2% (weakness in Germany, Belgium, Spain)**
  - **Austral-Asia: -1% (commercial/new housing weakness in Australia/New Zealand)**
  - **Wilsonart Intl.: +11% (good activity in China, Germany)**
- **Automotive base revenues: -4% in Q2 ’05**
  - **Builds: -4% in Q2 ’05**
  - **Fiat: -20.4%; VW: -6.8%; Daimler/Chrysler: -6.3%**
  - **ITW forecasting flat FY ’05 auto builds**
- **Industrial base revenues: -2% in Q2 ’05**
  - **Industrial plastics: -8%; electronic component packaging: -9%; fluid products: +4%; polymers: +3%**

ITW
Specialty Systems - North America

	2004 Q2	2005 Q2	F(U) Last Year Amount	F(U) Last Year %
Operating Revenues	949.8	1,037.7	87.9	9.3%
Operating Income	172.8	188.9	16.1	9.3%
Operating Margins	18.2%	18.2%	0.0%	

Specialty Systems - North America
Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenue	Operating Income	Operating Margins
Base Business			
Operating Leverage	8.1%	18.3%	1.7%
Nonvolume-related	-	-8.9%	-1.5%
Total	8.1%	9.4%	0.2%
Acquisitions / Divestitures	0.6%	0.5%	0.0%
Translation	0.6%	0.7%	0.0%
Impairment	-	-	-
Restructuring	-	-1.3%	-0.2%
Total	9.3%	9.3%	0.0%

Specialty Systems - North America
Key Points

- **Welding base revenues: 17% growth in Q2 ’05 due primarily to demand for replacement products and new product introductions**

- **Food Equipment base revenues: +6% in Q2 ’05; growth due to restaurant/institutional customers and parts/service activity**

- **Industrial Packaging: Signode base revenues grew 4% in Q2 ’05 ; consumables / machinery both contributed to growth**

ITW
Specialty Systems - International

	2004 Q2	2005 Q2	F(U) Last Year Amount	F(U) Last Year %
Operating Revenues	591.2	677.6	86.4	14.6%
Operating Income	83.3	92.8	9.5	11.4%
Operating Margins	14.1%	13.7%	-0.4%	

Specialty Systems - International
Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenue	Operating Income	Operating Margins
Base Business			
Operating Leverage	4.9%	13.7%	1.2%
Nonvolume-related	-	-10.5%	-1.4%
Total	4.9%	3.2%	-0.2%
Acquisitions / Divestitures	3.3%	1.3%	-0.3%
Translation	6.4%	6.6%	0.1%
Impairment	-	-	-
Restructuring	-	0.3%	0.0%
Total	14.6%	11.4%	-0.4%

Specialty Systems - International
Key Points

- **Signode base revenues continued to grow in Q2 ’05:**
  -Europe: +7%
  -Asia/Pacific: +22%

- **Food Equipment: base revenues +2% in Q2 ’05; most growth emanating from refrigeration products in Europe and other products in Germany**

- **Welding: base revenue grew 17% in Q2 ’05; Europe and Asia strong**

- **Finishing: base revenues grew 8% in Q2 ’05**

ITW
2005 Forecast

	Low	High	Mid Point
3rd Quarter			
Base Revenues	3.2%	5.2%	4.2%
Income Per Share-Diluted	$1.33	$1.39	$1.36
%F(U) 2004	22%	28%	25%
Full Year			
Base Revenues	3.7%	4.7%	4.2%
Income Per Share-Diluted	$5.02	$5.14	$5.08
%F(U) 2004	14%	17%	16%

ITW 2005 Forecast
Key Assumptions

- **Exchange rates hold at current levels.**
- **Acquired revenues in the $600 to $800 million range.**
- **Restructuring cost of $40 to $60 million.**
- **Leasing & Investments income of $85 to $95 million, which is lower than 2004 by $35 to $45 million.**
- **Tax rate of 32.0% for the rest of the year.**

ITW Conference Call

Q & A

Second Quarter
2005